EXHIBIT 4.16

February 7, 2002

Patrick Loche c/o Gerald C. Allen

5858 Westheimer, Suite 708

Houston, TX 77057

John Paul Deloria

P.O. Box 3454 D

Las Vegas, NV 89133

Fleck T.I.M.E. Fund, LP

289 Greenwich Avenue

Greenwich, CT 06830

Attn: Kathryn Fleck

Gentlemen:

EpicEdge, Inc. (“EpicEdge”) would like to inform you of renegotiated terms, which will allow EpicEdge to complete the funding contemplated in our June 21, 2001 letter agreement (the “Letter Agreement”).  In light of EpicEdge’s need to satisfy immediate cash requirements, EpicEdge has worked with Edgewater to produce what we hope will be mutually beneficial terms to all parties.

Please review the enclosed updated Memorandum of Terms and the associated exhibits.  The differences in the negotiated terms from those contemplated in the Letter Agreement include, but are not limited to:

1)     An increase in the preference payout rate for the Preferred A and B shares from 2.5 to 2.75, which will increase to 3 if a liquidity event is not realized within 24 months.

2)     The conversion rate on the Preferred B shares will remain at $.25, however, the Preferred B shares now also have the option of receiving the preference payout and participating with the common shares at a conversion rate of $.75.

3)     In light of these enhancements, the cumulative dividend has been removed.

4)     The bonus pool available to employees will start at an equity value of $12,000,000.

5)     The value of the bonus pool was decreased to 10% of the preference value at $12,000,000, but will increase to 20% incrementally as the equity value approaches $20 million, and remain at 20% above this value.

6)     The Preferred A and B preference payout will now be pari passu with each other.

7)     There will be no board participation from the Allen Group.

8)     The Allen group will be released from its obligation to provide a minimum of $950,000 in additional funding.

Each of you hereby agree to (a) be bound by the terms of the attached Memorandum of Terms and the exhibits thereto, (b) terminate the Letter Agreement, and (c) cancel and

June 21, 2001

Mr. John Paul Deloria

P.O. Box 3454 D

Las Vegas, Nevada 89133

Fleck T.I.M.E. Fund, LP

289 Greenwich Avenue

Greenwich, Connecticut 06830

Gentlemen:

This letter agreement (the “Agreement”) is by and among John Paul Deloria (“Deloria”), Fleck T.I.M.E. Fund, LP (“Fleck”), (together, the “Lenders”), and EpicEdge, Inc., (the “Company”), collectively the “Parties”.

The Lenders have agreed to provide the Company an initial funding in the amount of $800,000, pursuant to the Secured Promissory Note attached hereto as Exhibits “A” (the “Initial Funding”).

As security for the Initial Funding, the Company hereby grants to the Lenders a continuing security interest in the assets of the Company subject only to that certain lien held by GE Access, and to file documents perfecting such lien as soon as possible.

The Lenders have agreed to provide the Company subsequent funding (the “Subsequent Funding”) for an aggregate loan of up to $3,000,000, but not less than $2,000,000 pursuant to the following documents to be negotiated by the parties:

1.             Convertible Secured Loan Agreement

2.             Convertible Note

3.             Certificate of Designation for Series A Preferred Stock

4.             Registration Rights Agreement

Lenders may arrange for any portion of such funding from additional parties acceptable to the Company.

Such documents shall contain the terms set forth on Exhibit “B” attached hereto and made a part hereof for all purposes, and any additional terms agreed upon by the parties.  It is the intention of the Parties that the Secured Promissory Note evidencing the Initial Funding shall be rolled into the Convertible Secured Bridge Loan Agreement and a new covertible Note evidencing the Initial funding shall be issued.

The validity, construction and effect of this Agreement and its enforcement shall be determined by the laws of the State of Texas.

Should any provision of this Agreement be or become invalid or unenforceable, the remaining provisions of this Agreement shall continue to be fully effective.

This Agreement, and the other documents referred to herein, contain the entire understanding of the parties hereto in respect of its subject matter and supersedes all prior and contemporaneous agreement and understandings, oral and written, between the parties with respect to such subject matter.

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument.  One or more counterparts of this Agreement may be delivered by facsimile, with the intention that delivery by such means shall have the same effect as delivery of an original counterpart thereof.

Please confirm your agreement to the foregoing by signing below.

Very truly yours,

/s/ Richard Carter
Richard Carter
Chief Executive Officer

ACCEPTED AND AGREED as of the date first above written

/s/ John Paul Deloria
John Paul Deloria

Fleck T.I.M.E. Fund, LP

By:	[ILLEGIBLE]
Its:	CEO